Exhibit 99.1

Corporate Headquarters
40W267 Keslinger Road
For Immediate Release		PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Ed Richardson	David J. DeNeve	USA
Chairman and Chief Executive Officer	Senior Vice President and	Phone:	(630) 208-2200
Richardson Electronics, Ltd.	Chief Financial Officer	Fax:	(630) 208-2550
Phone: (630) 208-2340	Richardson Electronics, Ltd.
E-mail: info@rell.com

Richardson Electronics Agrees to Sell Burtek Systems and the

Security Systems Division to Honeywell

LaFox, IL, Monday, April 9, 2007: Richardson Electronics, Ltd. (NASDAQ: RELL) today announced that it has signed a definitive agreement to sell Burtek Systems Corp. and the Security Systems Division (SSD) to Honeywell, which will then integrate it into its ADI security distribution business after closing, for $80 million in cash, subject to post closing adjustments and regulatory review. Burtek/SSD is a distributor of low voltage products for commercial and residential audio, burglar and fire alarm, CCTV, access control, sound and data/network communications. Burtek/SSD’s sales in fiscal 2006 exceeded $108 million through its presence in Canada, United States, Latin America, and Europe.

“The resources of Honeywell combined with Burtek/SSD will offer our customers an expanded range of products and the finest solutions for their security requirements. Burtek/SSD has been a major contributor to the success of Richardson Electronics. We are extremely pleased with the future of the business as part of Honeywell,” said Edward J. Richardson, Chairman and CEO.

The sale of Burtek/SSD will give Richardson Electronics the needed capital to continue to invest in and focus on its “Engineered Solutions” businesses.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless and Power Conversion; Electron Device; Security; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available online at http://www.rell.com/investor.asp.